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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

               811-4075                          September 15, 2006

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     RiverSource International Series, Inc.

4. Address of principal executive office (number,street,city,state,zip code):

     50606 Ameriprise Financial Center, Minneapolis, MN 55474


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
RiverSource International Series, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that RiverSource Disciplined International Equity Fund (inception date May 18, 2006) of RiverSource International Series, Inc. (the Fund) complied with the provisions of subsection (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 2006 and during the period from May 18, 2006 (the date of inception) through June 30, 2006. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006 and the period from May 18, 2006 through June 30, 2006, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of Ameriprise Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, and The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

o    Test of selected security transactions since the inception date.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.
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In our opinion, management's assertion that the Fund was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 and for the period from May 18, 2006 through June 30, 2006 is fairly stated in all material respects.

This report is intended solely for the information and use of management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.

                                                    /s/ KPMG LLP
                                                    ------------
                                                        KPMG LLP

Minneapolis, MN
September 15, 2006
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           MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
              PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of RiverSource Disciplined International Equity Fund (inception date May 18, 2006) of RiverSource International Series, Inc. (the Fund) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2006 and from May 18, 2006 through June 30, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006 and from May 18, 2006 through June 30, 2006, with respect to securities reflected in the investment account of the Funds.

AMERIPRISE FINANCIAL, INC.

By: /s/ Jeffrey P. Fox
    --------------------------------------------------------
        Jeffrey P. Fox, Vice President-Investment Accounting